FORM 10-K/A

                AMENDMENT TO FORM 10-K ANNUAL REPORT

                 SECURITIES AND EXCHANGE COMMISSION

                        Washington, DC 20549

                           AMENDMENT NO. 1

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended   December 31, 1997

                                 OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period ended___________________________

Commission File Number              1-7211

                           Ionics, Incorporated
        (Exact name of registrant as specified in it charter)

          Massachusetts                    04-2068530
 State or other jurisdiction of        (I.R.S. Employer
 incorporation or organization       Identification Number)

 65 Grove Street, Watertown, Massachusetts        02172
(Address of principal executive offices)       (Zip Code)

Registrant's telephone number, including area code: 617-926-2500


Securities registered pursuant to Section 12(b) of the Act:

   Title of each class      Name of each exchange on which registered

Common Stock, $1 par value           New York Stock Exchange


     Securities registered pursuant to Section 12(g) of the Act:

                                None
                          (Title of Class)

/1





     The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report on Form 10-K for the fiscal year ended December 31, 1997 as set forth in the pages attached hereto:

1. Item 14(a) 3. of Part IV of said report on Form 10-K is amended to list Form 11-K, Annual Report of the Ionics Section 401(k) Stock Savings Plan for the year ended December 31, 1997, as Exhibit 13(b) thereto. The Annual Report of the Ionics Section 401(k) Stock Savings Plan on Form 11-K for the year ended December 31, 1997 is hereby filed pursuant to rule 15d-21 and General Instruction F to Form 10-K as an Exhibit to said Annual Report on Form 10-K.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    IONICS, INCORPORATED
                                    (Registrant)



Date:  June 23, 1998                By /s/Stephen Korn
      -----------------             ----------------------------------
                                    Stephen Korn
                                    Vice President and
                                    General Counsel




















/2



                            PART IV

Item 14.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND
          REPORTS ON FORM 8-K

(a)  1.   Financial Statements

          See Index to Financial Statements and Financial
          Statement Schedules on page IV-7.  The Financial
          Statement Schedules are filed as part of this Annual
          Report on Form 10-K.

     2.   Financial Statement Schedules

          See Index to Financial Statements and Financial
          Statement Schedules on page IV-7.

     3.   Exhibits


     Exhibit
       No.      Description

     3.0      Articles of Organization and By-Laws

              3.1     Restated Articles of Organization filed
                      April 16, 1986.

              3.1(a)  Amendment to the Restated Articles of
                      Organization filed June 13, 1987.

              3.1(b)  Amendment to Restated Articles of                    *
                      Organization filed May 13, 1988
                      (filed as Exhibit 3.1(b) to
                      Registration Statement No. 33-38290 on
                      Form S-2 effective January 24, 1991).

              3.1(c)  Amendment to Restated Articles of                    *
                      Organization filed May 8, 1992
                      (filed as Exhibit 3.1 to Form 10-Q
                      for quarterly period ending
                      June 30, 1996).

              3.2     By-Laws, as amended through
                      November 14, 1997.

     4.0 Instruments defining the rights of security holders, including indentures

                                       IV-1
/3



              4.1     Renewed Rights Agreement, dated as of                *
                      August 19, 1997 between Registrant and
                      BankBoston N.A. (filed as Exhibit 1 to
                      Registrant's Current Report on Form 8-K
                      dated August 27, 1997).

              4.2     Form of Common Stock Certificate

     10.      Material Contracts

              10.1    1979 Stock Option Plan, as amended through           *
                      February 22, 1996 (filed as Exhibit 10.1 to
                      Registrant's Annual Report on Form 10-K for the year ended December 31, 1995).

              10.2    1986 Stock Option Plan for Non-Employee Directors,   *
                      as amended through February 19, 1997 (filed as Exhibit 10.2 to Registrant's Annual Report on
                      Form 10-K for the year ended December 31, 1996).

              10.3 Amended and Restated Credit Agreement between Registrant and the First National Bank of Boston dated as of December 31, 1992.

              10.3(1) Amendment Agreement No. 1, dated as of
                      December 31, 1995, to Amended and Restated
                      Credit Agreement between Registrant and The
                      First National Bank of Boston (filed as Exhibit 10.3(1) to Registrant's Annual Report on Form 10-K for the year ended December 31, 1995).

              10.4 Operating Agreement dated as of September 27, 1989 between Registrant and Aqua Cool
                      Enterprises, Inc.

              10.5    Term Lease Master Agreement dated as of
                      September 27, 1989 between Registrant and
                      Aqua Cool Enterprises, Inc.

              10.6    Option Agreement dated as of September 27, 1989      *
                      among Registrant, Aqua Cool Enterprises, Inc.
                      and the other parties named therein (filed as Exhibit 10.6 to Registrant's registration statement on Form S-2, No. 33-38290, effective January 24, 1991).

              10.7    1994 Restricted Stock Plan (filed as Exhibit 10.12   *
                      to Registrant's Annual Report on Form 10-K dated
                      March 30, 1995).

                                       IV-2
/4



              10.8    1997 Stock Incentive Plan (filed as Exhibit 10.12    *
                      to Registrant's Annual Report on Form 10-K dated December 31, 1996).

              10.9    Ionics, Incorporated Supplemental Executive
                      Retirement Plan effective as of January 1, 1996.

              10.10 Form of Employee Retention Agreement dated February 24, 1998 between the Registrant and each of its executive officers and certain other officers of Registrant and its subsidiaries.

     13. (a) Annual Report to Stockholders of the Registrant for the year ended December 31, 1997 (only pages 17 through 36 and the inside back cover constitute an exhibit to this report).

         (b) Annual Report of the Ionics 401(k) Stock Savings Plan on Form 11-K for the year ended December 31, 1997.

     21.      Subsidiaries of the Registrant.

     23.      Consents

              23.1 Consent of Coopers & Lybrand L.L.P. to incorporation by reference of that firm's report dated February 17, 1998, which is included on page 19 of the Registrant's Annual Report to Stockholders for the year ended December 31, 1997.

     24.      Power of Attorney.

     27.      Financial Data Schedule.                                    **
         27.1 Financial Data Schedule - Restated                          **
         27.2 Financial Data Schedule - Restated                          **
         27.3 Financial Data Schedule - Restated                          **
         27.4 Financial Data Schedule - Restated                          **
         27.5 Financial Data Schedule - Restated                          **
         27.6 Financial Data Schedule - Restated                          **
         27.7 Financial Data Schedule - Restated                          **
         27.8 Financial Data Schedule - Restated                          **
________________________________
     *   incorporated herein by reference
     **  for electronic purposes only




                                       IV-3
/5



                                  EXHIBIT INDEX
                                                                    Sequentially
     Exhibit                                                           Numbered
       No.    Description                                                Page

     3.0      Articles of Organization and By-Laws

              3.1     Restated Articles of Organization filed            32
                      April 16, 1986.

              3.1(a)  Amendment to the Restated Articles of              39
                      Organization filed June 13, 1987.

              3.1(b)  Amendment to Restated Articles of                   *
                      Organization filed May 13, 1988
                      (filed as Exhibit 3.1(b) to
                      Registration Statement No. 33-38290 on
                      Form S-2 effective January 24, 1991).

              3.1(c)  Amendment to Restated Articles of                   *
                      Organization filed May 8, 1992
                      (filed as Exhibit 3.1 to Form 10-Q
                      for quarterly period ending
                      June 30, 1996).

              3.2     By-Laws, as amended through                        42
                      November 14, 1997.

     4.0 Instruments defining the rights of security holders, including indentures

              4.1     Renewed Rights Agreement, dated as of               *
                      August 19, 1997 between Registrant and
                      BankBoston N.A. (filed as Exhibit 1 to
                      Registrant's Current Report on Form 8-K
                      dated August 27, 1997).

              4.2     Form of Common Stock Certificate                   61

     10.      Material Contracts

              10.1    1979 Stock Option Plan, as amended through          *
                      February 22, 1996 (filed as Exhibit 10.1 to
                      Registrant's Annual Report on Form 10-K for the year ended December 31, 1995).




                                       IV-4
/6



              10.2 1986 Stock Option Plan for Non-Employee Directors, * as amended through February 19, 1997 (filed as Exhibit 10.2 to Registrant's Annual Report on
                      Form 10-K for the year ended December 31, 1996).

              10.3    Amended and Restated Credit Agreement between      64
                      Registrant and the First National Bank of Boston dated as of December 31, 1992.

              10.3(1) Amendment Agreement No. 1, dated as of              *
                      December 31, 1995, to Amended and Restated
                      Credit Agreement between Registrant and The
                      First National Bank of Boston (filed as Exhibit 10.3(1) to Registrant's Annual Report on Form 10-K for the year ended December 31, 1995).

              10.4    Operating Agreement dated as of September 27,      118
                      1989 between Registrant and Aqua Cool
                      Enterprises, Inc.

              10.5    Term Lease Master Agreement dated as of            140
                      September 27, 1989 between Registrant and
                      Aqua Cool Enterprises, Inc.

              10.6    Option Agreement dated as of September 27, 1989     *
                      among Registrant, Aqua Cool Enterprises, Inc.
                      and the other parties named therein (filed as Exhibit 10.6 to Registrant's registration statement on Form S-2, No. 33-38290, effective January 24, 1991).

              10.7 1994 Restricted Stock Plan (filed as Exhibit 10.12 * to Registrant's Annual Report on Form 10-K dated March 30, 1995).

              10.8    1997 Stock Incentive Plan (filed as Exhibit 10.12   *
                      to Registrant's Annual Report on Form 10-K dated December 31, 1996).

              10.9    Ionics, Incorporated Supplemental Executive        155
                      Retirement Plan effective as of January 1, 1996.

              10.10   Form of Employee Retention Agreement dated         165
                      February 24, 1998 between the Registrant and each of its executive officers and certain other officers of Registrant and its subsidiaries.



                                       IV-5
/7



     13. (a)  Annual Report to Stockholders of the Registrant for        177
              the year ended December 31, 1997 (only pages 17 through 36 and the inside back cover constitute an exhibit to this report).

         (b)  Annual Report of the Ionics 401(k) Stock Savings Plan on   213
              Form 11-K for the year ended December 31, 1997.

     21.      Subsidiaries of the Registrant.                            229

     23.      Consents

              23.1    Consent of Coopers & Lybrand L.L.P. to             230
                      incorporation by reference of that firm's report dated February 17, 1998, which is included on page 19 of the Registrant's Annual
                      Report to Stockholders for the year ended
                      December 31, 1997.

     24.      Power of Attorney.                                         231

     27.      Financial Data Schedule.                                    **
         27.1 Financial Data Schedule - Restated                          **
         27.2 Financial Data Schedule - Restated                          **
         27.3 Financial Data Schedule - Restated                          **
         27.4 Financial Data Schedule - Restated                          **
         27.5 Financial Data Schedule - Restated                          **
         27.6 Financial Data Schedule - Restated                          **
         27.7 Financial Data Schedule - Restated                          **
         27.8 Financial Data Schedule - Restated                          **
________________________________
     *   incorporated herein by reference
     **  for electronic purposes only
















                                      IV-6
/8




                 Exhibit No. 13(b) to Annual Report on Form 10-K of Ionics, Incorporated for the year ended December 31, 1997





                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K




(Mark One)

[X]  Annual report pursuant to Section 15(d) of the Securities
     Exchange Act of 1934 (Fee Required)

For the fiscal year ended          December 31, 1997

                                 OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from _________ to _________

Commission file number   1-7211



        A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              Ionics Section 401(k) Stock Savings Plan

        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        IONICS, INCORPORATED

                           65 Grove Street

                   Watertown, Massachusetts  02172

/9










              IONICS SECTION 401(k) STOCK SAVINGS PLAN

      INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
           For the years ended December 31, 1997 and 1996
                              ________




                                                           Page(s)

Independent Auditors Report                                   2

Financial Statements:

   Statements of Net Assets Available for Plan Benefits
       at December 31, 1997 and 1996                         3-4

   Statements of Changes in Net Assets Available for
       Plan Benefits for the years ended December 31,
       1997 and 1996                                         5-6

Notes to Financial Statements                                7-11

Supplemental Schedules:

   Schedule of Assets Held for Investment Purposes, at
       December 31, 1997                                      12

   Schedule of Reportable Transactions
       for the year ended December 31, 1997                   13











/10





                       INDEPENDENT AUDITOR'S REPORT

Administrators
Ionics Section 401(k) Stock Savings Plan
Watertown, Massachusetts

       We have audited the accompanying statements of net assets available for plan benefits of the Ionics Section 401(k) Stock Savings Plan (the
Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996 and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

       Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of complying with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

                                       /s/BELANGER & COMPANY, P.C.
                                       CERTIFIED PUBLIC ACCOUNTANTS

Chelmsford, Massachusetts
June 19, 1998
                                    -2-
/11


                                              IONICS SECTION 401(K) STOCK SAVINGS PLAN
                                         STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                          DECEMBER 31, 1997
                                            PARTICIPANT - DIRECTED FUNDS
                     IONICS, INC.                       INDEXED  MULTI-  INDEXED   JANUS      BT               PARTIC-
                       COMMON    PURITAN    CONTRAFUND   BOND    ASSET   EQUITY   WORLDWIDE PYRAMID   CASH/    IPANT
                     STOCK FUND   FUND         FUND       FUND   FUND     FUND      FUND    GIC FUND  OTHER    LOANS    TOTAL
ASSETS:
INVESTMENTS @ MARKET
  (SEE NOTES 2,3 & 7)
  IONICS, INCORPORATED
  COMMON STOCK: 327,902
  SHARES @ $39.125
  PER SHARE          $12,829,166                                                                                        $12,829,166

  PURITAN FUND:
  98,235.430 SHARES @
  $19.38 PER SHARE               $1,903,802                                                                               1,903,802

  CONTRAFUND FUND:
  73,804.616 SHARES @
  $46.63 PER SHARE                          $3,441,509                                                                    3,441,509

  INDEXED BOND FUND:
  14,085.539 SHARES @
  $10.74 PER SHARE                                     $151,279                                                             151,279

  MULTI-ASSET FUND:
  33,107.937 SHARES @
  $14.83 PER SHARE                                              $490,991                                                    490,991

  INDEXED EQUITY FUND:
  2,404.482 SHARES @
  $27.05 PER SHARE                                                       $65,041                                             65,041

  JANUS WORLDWIDE FUND:
  6,281.68 SHARES @
  $37.78 PER SHARE                                                                $237,322                                  237,322

  BT PYRAMID GIC FUND                                                                       $965,208                        965,208

CASH & CASH EQUIVALENTS 158,563                                                                       $     30              158,593

AMOUNTS RECEIVABLE FROM
IONICS, INCORPORATED
AND PLAN PARTICIPANTS                                                                                  263,753              263,753

LOANS RECEIVABLE FROM
PLAN PARTICIPANTS                                                                                               682,144     682,144

 TOTAL ASSETS        $12,987,729 $1,903,802 $3,441,509 $151,279 $490,991 $ 65,041 $237,322  $965,208  $263,783 $682,144 $21,188,808

LIABILITIES               -0-         -0-       -0-       -0-      -0-      -0-      -0-       -0-       -0-      -0-         -0-

NET ASSETS AVAILABLE
FOR PLAN BENEFITS    $12,987,729 $1,903,802 $3,441,509 $151,279 $490,991 $ 65,041 $237,322  $965,208  $263,783 $682,144 $21,188,808
                     =========== ========== ========== ======== ======== ======== ========  ========  ======== ======== ===========
                             The accompanying notes are an integral part of these financial statements.

                                                                 -3-
/12


                                           IONICS SECTION 401(K) STOCK SAVINGS PLAN

                                      STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                       DECEMBER 31, 1996

                                        PARTICIPANT - DIRECTED FUNDS
                         IONICS, INC.                ASSET                     BT        PARTIC-
                           COMMON      PURITAN      MANAGER     CONTRAFUND   PYRAMID     IPANT       CASH/
                         STOCK FUND     FUND         FUND          FUND      GIC FUND    LOANS       OTHER       TOTAL
ASSETS:
INVESTMENTS AT MARKET
  (SEE NOTES 2,3 & 7)
  IONICS, INCORPORATED
  COMMON STOCK:
  310,613 SHARES @
  $48.00 PER SHARE       $14,909,424                                                                             $14,909,424

  FIDELITY INVESTMENTS:
     PURITAN FUND:
     89,866.814 SHARES
     @ $17.24 PER SHARE                $1,549,304                                                                  1,549,304

     ASSET MANAGER FUND:
     22,679.732 SHARES
     @ $16.47 PER SHARE                             $373,535                                                         373,535

     CONTRAFUND FUND:
     59,558.237 SHARES
     @ $42.15 PER SHARE                                         $2,510,380                                         2,510,380

  BT PYRAMID GIC FUND                                                        $868,421                                868,421

CASH AND CASH EQUIVALENTS         61                                                                 $537,187        537,248

AMOUNTS RECEIVABLE FROM
  IONICS, INCORPORATED
  AND PLAN PARTICIPANTS                                                                               195,938        195,938

LOANS RECEIVABLE FROM
  PLAN PARTICIPANTS                                                                      $644,327                    644,327

     TOTAL ASSETS        $14,909,485   $1,549,304   $373,535    $2,510,380   $868,421    $644,327    $733,125    $21,588,577

LIABILITIES                      -0-          -0-        -0-           -0-        -0-         -0-         -0-            -0-

     NET ASSETS AVAILABLE
     FOR PLAN BENEFITS   $14,909,485   $1,549,304   $373,535    $2,510,380   $868,421    $644,327    $733,125    $21,588,577

                          The accompanying notes are an integral part of these financial statements.

                                                              -4-
/13



                                              IONICS SECTION 401(K) STOCK SAVINGS PLAN
                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                          DECEMBER 31, 1997

                                                           PARTICIPANT - DIRECTED FUNDS                                  TOTAL
                           IONICS, INC.            ASSET               INDEXED     MULTI-  INDEXED   JANUS      BT     PARTICIPANT-
                             COMMON    PURITAN    MANAGER   CONTRAFUND   BOND      ASSET   EQUITY   WORLDWIDE PYRAMID   DIRECTED
                           STOCK FUND   FUND       FUND        FUND      FUND      FUND     FUND      FUND    GIC FUND   FUNDS
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS -
  BEGINNING OF YEAR        $14,909,485 $1,549,304 $373,535  $2,510,380 $     -0-  $   -0-  $    -0- $    -0-  $868,421 $20,211,125

NET INVESTMENT INCOME,
  PRINCIPALLY INTEREST
  AND DIVIDENDS                  4,530    152,513    6,618     327,767    9,607     55,298   1,895    16,036    53,487     627,751

NET APPRECIATION(DEPREC-
  IATION)IN THE FAIR VALUE
  OF INVESTMENTS            (2,880,259)   187,359   45,574     310,606   (8,003)   (30,496)    (91)  (15,504)           (2,390,814)

CONTRIBUTIONS:
  PARTICIPANTS
  EMPLOYER

ACQUISITIONS

LOAN PAYMENTS

TRANSFERS                   1,383,234      14,626 (425,727)    292,756  149,675    466,189  63,237   236,790    44,717   2,225,497

WITHDRAWALS BY AND
  DISTRIBUTIONS TO
  PARTICIPANTS               (429,261)                                                                          (1,417)   (430,678)

NET INCREASE(DECREASE)     (1,921,756)    354,498 (373,535)    931,129  151,279    490,991  65,041   237,322    96,787      31,756

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS -
  END OF YEAR             $12,987,729  $1,903,802       $0  $3,441,509 $151,279   $490,991 $65,041  $237,322  $965,208 $20,242,881
                          ===========  ========== ========= ========== ========   ======== =======  ========  ======== ===========

                             The accompanying notes are an integral part of these financial statements.




                                                                 -5-
                                                                                                                       Page 1 of 2

/14



                                              IONICS SECTION 401(K) STOCK SAVINGS PLAN
                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                          DECEMBER 31, 1997

                             TOTAL
                           PARTICIPANT-
                            DIRECTED      CASH/          PARTICIPANT
                             FUNDS        OTHER          LOANS          TOTAL
NET ASSETS AVAILABLE
  FOR PLAN BENEFITS -
  BEGINNING OF YEAR        $20,211,125    $   733,125    $  644,327     $21,588,577

NET INVESTMENT INCOME,
  PRINCIPALLY INTEREST
  AND DIVIDENDS                627,751         13,184        57,270         698,205

NET APPRECIATION(DEPREC-
  IATION)IN THE FAIR VALUE
  OF INVESTMENTS            (2,390,814)                                   2,390,814

CONTRIBUTIONS:
  PARTICIPANTS                              2,617,995                     2,617,995
  EMPLOYER                                    750,045                       750,045

ACQUISITIONS                                  198,953                       198,953

LOAN PAYMENTS                                 441,256      (505,099)        (63,843)

TRANSFERS                    2,225,497     (2,225,497)                            0

WITHDRAWALS BY AND
  DISTRIBUTIONS TO
  PARTICIPANTS                (430,678)    (2,265,278)      485,646      (2,210,310)

NET INCREASE(DECREASE)          31,756       (469,342)       37,817        (399,769)

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS -
  END OF YEAR              $20,242,881    $   263,783    $  682,144     $21,188,808
                           ===========    ===========    ==========     ===========

                             The accompanying notes are an integral part of these financial statements.





                                                                                                                       Page 2 of 2

/15


                                           IONICS SECTION 401(K) STOCK SAVINGS PLAN

                                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                             FOR THE YEAR ENDED DECEMBER 31, 1996

                                         PARTICIPANT - DIRECTED FUNDS
                          IONICS, INC.                ASSET                     BT
                            COMMON      PURITAN      MANAGER     CONTRAFUND   PYRAMID     PARTICIPANT CASH/
                          STOCK FUND     FUND         FUND          FUND      GIC FUND    LOANS       OTHER         TOTAL
NET ASSETS AVAILABLE
FOR PLAN
  BENEFITS - BEGINNING
  OF YEAR                 $ 12,892,198  $ 1,061,403  $ 273,102   $1,158,415   $  750,252  $ 387,065   $   259,125   $16,781,560

NET INVESTMENT INCOME,
PRINCIPALLY
  INTEREST
  AND DIVIDENDS                 1,007       160,277     28,669      166,481       46,127     43,179        12,164       457,904

NET APPRECIATION
(DEPRECIATION)
  IN THE FAIR VALUE OF
  INVESTMENTS               1,195,185        32,320     13,512      221,456                                           1,462,473

CONTRIBUTIONS:
  PARTICIPANTS                                                                                          2,171,648     2,171,648
  EMPLOYER                                                                                                605,473       605,473

ACQUISITIONS                                                                                 55,591     1,171,972     1,227,563

LOAN PAYMENTS                                                                              (256,903)       58,613      (198,290)

TRANSFERS                     955,807       295,304     58,252      964,028       74,370               (2,347,761)      -0-

WITHDRAWALS BY AND
  DISTRIBUTIONS TO
  PARTICIPANTS               (134,712)                                            (2,328)   415,395    (1,198,109)     (919,754)

NET INCREASE(DECREASE)      2,017,287       487,901    100,433    1,351,965      118,169    257,262       474,000     4,807,017

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS -
  END OF YEAR             $14,909,485   $1,549,304   $ 373,535   $2,510,380   $ 868,421   $ 644,327   $   733,125   $21,588,577

                          The accompanying notes are an integral part of these financial statements.

                                                              -6-
/16


             IONICS SECTION 401(K) STOCK STOCK SAVINGS PLAN

                      NOTES TO FINANCIAL STATEMENTS

                            DECEMBER 31, 1997

Note 1:  THE PLAN AND ITS PROVISIONS

The Ionics Section 401(k) Stock Savings Plan (the "Plan") became effective January 1, 1986. Effective May 1, 1994, the Plan was amended to provide a broader range of investment selections for Plan participants and the opportunity to change investment elections on a quarterly basis. Other amendments to the Plan were also adopted, including provisions to permit participants to borrow from their accounts. In addition, the Plan trustee was changed from the Bank of Boston to the PNC Bank, New England. On August 25, 1997, the Plan was amended to increase the number of investment options, reduce the period for changing contribution rates from quarterly to monthly, and institute daily account valuation. In addition, the trustee was changed from PNC Bank to New York Life Trust Company. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

     The Plan is a defined contribution plan qualified under Section 401(k) of the U.S. Internal Revenue Code covering all permanent employees of Ionics, Incorporated (the "Company") working at least 20 hours per week who have completed one year of service. The Plan was established to provide benefits to participants upon retirement, termination of employment, death, permanent and total disability, or demonstration of financial hardship. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Investment Options

     The following investment options are available to participants:

     Ionics, Incorporated Common Stock Fund - This fund invests directed contributions solely in common stock of the Company.

     Fidelity Puritan Fund - This mutual fund maintains a broadly based conservatively managed diversified investment portfolio which is primarily income oriented with a secondary emphasis on growth. Its portfolio consists principally of high yielding common and preferred stocks and corporate bonds.

     Fidelity Contrafund - This mutual fund invests primarily in common stocks and securities convertible into common stocks, and has capital appreciation as its investment objective.

     Fidelity Asset Manager Fund - This mutual fund maintains an investment portfolio of stocks, bonds and short-term investments of U.S. and foreign issuers, and has a primary objective of high total return with reduced risk over the long term. This fund was replaced with the MainStay Institutional Multi-Asset Fund effective August 25, 1997.

                                   -7-
/17






     MainStay Institutional Indexed Bond Fund - This income mutual fund invests in investment grade corporate and U.S. Government bonds, mortgage-backed securities and asset-backed securities. The fund measures itself by the Salomon Brothers Broad Investment Grade Bond Index.

     MainStay Institutional Multi-Asset Fund - This fund is an asset allocation mutual fund which varies the amount invested in each class of assets, based on anticipated risks and returns associated with each class. The fund invests in domestic and foreign common stocks, fixed income securities and money market instruments. Its objective is to maximize total return.

     MainStay Institutional Indexed Equity Fund - This fund is a growth and income mutual fund. The fund seeks to correspond with the Standard & Poor's Composite Index of 500 Stocks.

     Janus Worldwide Fund - This fund seeks long-term growth with preservation of capital. It invests mainly in common stocks of domestic and foreign issuers. It will normally invest in issuers from at least five different countries, including the United States. Foreign investing may be subject to greater risks than domestic investing.

     BT Pyramid GIC Fund - This fund, administered by The Bankers Trust Company, invests primarily in Guaranteed Investment Contracts and Bank Investment Contracts and Bankers Trust Commingled short-term investment funds, and has as its objectives safety of principal, stability, superior yields and a predictable annual return. The fund sets an estimated range of return on an annual basis, but because results can be affected by economic or market conditions, it does not guarantee the rate.

     All cash transactions, including contributions, fund purchases, fund liquidations, loans, distributions, etc. were made through a conduit account, which is an interest bearing cash account with the PNC Bank, New England. On August 25, 1997 this account was changed to the MainStay Institutional Money Market Fund.

     Participant Contributions

     Employees who meet certain length of service requirements may elect to become participants in the Plan and contribute, on a pre-tax basis, from 1% to 12% of their compensation as defined by the Plan. The annual amounts so contributed by employees are subject to certain federal income tax limitations. Contributions made by employees to the Plan may be used to purchase either common stock of the Company or may be directed to be invested in any of the available investment funds.

     Participant Accounts

     Each participant's account is credited with the participant's contribution and an allocation of Plan earnings. Allocations are based on total investment earnings and average participant investment balances, as defined.

                                    -8-
/18



     Company Contribution

     The terms and conditions of the Plan provide for the Company to contribute 50% of the first 6% an employee elects to invest in common stock of the Company (subject to certain limitations). The maximum annual amount that the Company may contribute on behalf of employees is currently $900,000, and that limit is set by the Board of Directors of the Company. Matching Company contributions under the Plan are invested solely in common stock of the Company. Non-vested Company contributions may, subject to certain restrictions, be forfeited upon withdrawal of the employee from the Plan and be used as a credit to reduce future Company contributions.

     Vesting

     All participant contributions are 100% vested when made. Company matching contributions are vested in increasing percentages based on the years of service of the individual employee, from 33 1/3% after two years to 100% after four years.

     Plan Expenses

     The Plan provides that all expenses of the Plan and its administration shall be paid by the Company.

     Withdrawals

     A participant can make a hardship withdrawal of his or her own contributions, subject to Internal Revenue Service restrictions. A participant may withdraw the entire vested amount due to his or her own contributions after attaining age 59 1/2.

     Loans

     A participant can borrow money from his or her vested account subject to certain rules including a minimum amount of $1,000 and a maximum amount not to exceed the lesser of 50% of the participant's total vested account balance or $50,000.

Note 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation

     The accompanying financial statements are presented on the accrual basis of accounting.

     Valuation of Investments

     Investment of the Plan in Ionics, Incorporated common stock is stated at market, market being the last sale price on December 31, 1997 of Ionics, Incorporated common stock as reported on the New York Stock Exchange. Investments in the Plan of the Fidelity Funds, the Mainstay Institutional Funds and the BT Pyramid GIC Fund are stated at the Net Asset Value of the funds reported as of December 31, 1997.

                                    -9-
/19



     The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consist of realized gains or losses and the unrealized appreciation (depreciation) of these investments.

     Payment of Benefits

     Benefits are recorded when paid.

Note 3:  INVESTMENTS

     The following is a summary of investments at December 31, 1997 and 1996, respectively:

                                    Market Value                     Cost

                                 1997          1996          1997          1996
        Investments At Fair Value
          As Determined By Quoted
          Market Price

        Ionics, Incorporated
          Common Stock        $12,829,166   $14,909,424   $ 8,627,726   $ 6,744,813

        Fidelity funds:
          Puritan               1,903,802     1,549,304     1,651,163     1,453,418
          Asset Manager                 -       373,535             -       346,486
          Contrafund            3,441,509     2,510,380     2,897,030     2,165,766

        Mainstay Institutional
          funds:
          Indexed Bond            151,279             -       160,749             -
          Multi-Asset             490,991             -       521,808             -
          Indexed Equity           65,041             -        65,042             -

        Janus Worldwide Fund:     237,322             -       250,472             -

        BT Pyramid GIC Fund:      965,208       868,421       965,208       868,421

        Other Investments

        Participant Loans         682,144       644,327       682,144       644,327
                              $20,766,462   $20,855,391   $15,821,342   $12,223,231

Note 4: INCOME TAX STATUS

             The Internal Revenue Service has determined and informed the Company by a letter dated September 12, 1996 that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code.

                                   -10-
/20



Note 5: PLAN TERMINATION

             Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Note 6: RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

             The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 1997 and 1996 to Form 5500:

                                               1997          1996
          Net assets available for benefits
             per the financial statements   $21,188,808   $21,588,577

          Amounts allocated to withdrawing
             participants                       (99,676)     (316,115)

          Net assets available for benefits
             per the form 5500              $21,089,132   $21,272,462

             The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 1997 to Form 5500:

          Distributions to participants per the
          financial statements:
             Benefits paid                                $ 2,210,310
             Defaulted loans recorded as distributions         63,843

          Add: Amounts allocated to withdrawing
             participants at December 31, 1997                 99,676

          Less: Amounts allocated to withdrawing
             participants at December 31, 1996               (316,115)

          Benefits paid to participants per Form 5500     $ 2,057,714

             Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.






                                  -11-
/21



ATTACHMENT TO FORM 5500
EIN: 04-2068530
PN:  003

                                                              SCHEDULE I

                IONICS SECTION 401(K) STOCK SAVINGS PLAN

       ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            DECEMBER 31, 1997


                                     Face Amount,
                                      Shares or                       Current
Description of Investment               Rate            Cost           Value
Cash and Cash Equivalents                            $  158,593      $   158,593

Ionics, Incorporated
  Common Stock                        327,902         8,627,726       12,829,166

Fidelity Investments:

  Puritan Fund                         98,235         1,651,163        1,903,802
  Contrafund                           73,805         2,897,030        3,441,509

MainStay Institutional:
    Indexed Bond                       14,086           160,749          151,279
    Multi-Asset Fund                   33,108           521,808          490,991
    Indexed Equity Fund                 2,404            65,042           65,041

Janus Worldwide Fund                    6,282           250,472          237,322

BT Pyramid GIC Fund                                     965,208          965,208

Participant Loans
(Rate of Interest 9.75% to 10.0%)                         -0-            682,144

    Total Funds Invested                             $15,297,791     $20,925,055






   The accompanying notes are an integral part of these supplemental schedules.




                                       -12-
/22




ATTACHMENT TO FORM 5500                                             SCHEDULE II
EIN: 04-2068530
PN:  003

                   IONICS SECTION 401(K) STOCK SAVINGS PLAN
                ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1997
                                                             Current Value
                                                              Of Asset On
                          Purchase     Selling     Cost of    Transaction Net Gain
Description of Asset        Price       Price       Asset        Date      (Loss)
INDIVIDUAL TRANSACTIONS

None


SERIES OF TRANSACTIONS

Purchase:

  Fidelity Investments
  25,997 shares of
  Contrafund              $1,190,583

  Company Stock
  64,823 shares of
  Ionics, Inc.
  Common Stock             2,879,330

Sale:

  Fidelity Investments
  11,751 shares of
  Contrafund                          $  570,060  $459,319    $  570,060  $110,741

  Company Stock
  36,224 shares of
  Ionics, Inc.
  Common Stock                         1,650,103   855,758     1,650,103   794,345







     The accompanying notes are an integral part of these supplemental schedules.

                                         -13-
/23




                               SIGNATURES



  Ionics Section 401(k) Stock Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   IONICS SECTION 401(K) STOCK
                                   STOCK SAVINGS PLAN



Date: June 23, 1998                By /s/John P. Bergeron
     -----------------             ------------------------------------
                                      John P. Bergeron
                                      Administrator and Treasurer

































                                  -14-
/24